

March 28, 2012

Via E-mail
Mr. Randy Weston
President, Chief Executive Officer and Chief Financial Officer
Previsto International Holdings Inc.
36 Palazzo Terrace
Henderson, NV 89074

        RE: Previsto International Holdings Inc.
                   Form 10-K for the Year ended December 31, 2010
                   Filed November 1, 2011
                   File No. 0-50068

Dear Mr. Weston:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Cover Page

1. On September 11, 2009, you filed a Form 15 to terminate your registration under Section 12(g) of the Exchange Act of 1934. If you intend for your common stock to be registered under the Exchange Act, as you indicate in two places on the cover page of your Form 10-K, you will need to file a new registration statement. Otherwise, please revise your cover page and your disclosures throughout the filing to clearly convey that your common shares are not registered. Please show us supplementally what your revisions will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3769 if you have questions regarding this letter.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief